PepsiAmericas, Inc.

4000 Dain Rauscher Plaza

60 South Sixth Street

Minneapolis, MN 55402

VIA EDGAR	April 19, 2006

George F. Ohsiek, Jr.

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:                             PepsiAmericas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
File No. 001-15019

Dear Mr. Ohsiek:

We are responding to your letter dated April 11, 2006. Our responses follow the comments included in your letter, which are presented in boldface type. From a disclosure perspective, we intend to address your comments in future periodic reports in accordance with the responses set forth below.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-5

1.                                      In future filings please disclose your policy for classifying cash flows associated with derivative instruments designated as qualifying hedges, as it appears there are two alternative classifications permitted under GAAP. Refer to paragraph 14 and footnote 4 to SFAS 95.

In future periodic reports, we will revise our policy disclosure regarding derivative financial instruments as follows:

Cash received or paid upon settlement of derivative financial instruments designated as cash flow hedges or fair value hedges are classified in the same category as the cash flows from items being hedged in the Consolidated Statements of Cash Flow. Cash flows from the settlement of aluminum, heating oil and interest rate derivative instruments are included in “Cash provided by operating activities” in the Consolidated Statements of Cash Flow.

Notes to Consolidated Financial Statements, page F-7

Note 15, Incentive Compensation and Warrants, page F-25

2.                                      In future filings please disclose the significant terms of your issuances of restricted shares and restricted stock units, for example the period over which the shares or units vest and the criteria to be met for vesting to occur. Refer to paragraph 46 of SFAS 123 and paragraphs 64 and A240 (a) of SFAS 123R, as applicable.

In future periodic reports, we will revise our disclosure regarding the significant terms of issuances of restricted shares and restricted stock units as follows:

Restricted share awards are granted to key members of our U.S. and Caribbean based management teams and members of our Board of Directors under the 2000 Stock Incentive Plan (the “2000 Plan”). Restricted share awards granted to employees beginning with shares granted in 2004 vest in their entirety on the third anniversary of the award. Restricted share awards granted to employees before 2004 vest ratably on an annual basis over a three-year period. Employees must complete the requisite service period in order for their awards to vest. Restricted share awards granted to directors vest immediately upon grant. Dividends are paid to the holders of restricted share awards either at the dividend payment date or upon vesting, depending on the terms of the restricted share award. We measure the fair value of restricted shares based upon the market price of the underlying common stock at the date of grant.

Restricted stock units are granted to key members of our Central European based management team. The restricted stock units are payable to these individuals in cash upon vesting at the prevailing market value of PepsiAmericas common stock plus dividends. Restricted stock units vest after three years, equal to the employees’ requisite service period. We measure the fair value of restricted stock units based upon the market price of the underlying common stock at the date of grant.

Item 9A. Controls and Procedures, page 40.

3.                                      Please revise your future disclosures regarding both the definition of and your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-K accordingly.

We will revise our future periodic reports as illustrated below:

We maintain a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of [period end date], our disclosure controls and procedures were effective.

We confirm that our disclosures regarding the effectiveness of our disclosure controls and procedures as of December 31, 2005 are accurate considering the entire definition of disclosure controls and procedures.

4.                                      In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify “any changes,” not just “significant” changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K. Also confirm to us supplementally that there were no changes in your internal controls over financial reporting during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

We will revise our future periodic reports as illustrated below:

There were no changes in our internal control over financial reporting that occurred during the quarter ended [period end date] that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We confirm that there were no changes in our internal control over financial reporting during the fourth quarter of 2005 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Exhibits 31.1 and 31.2

5.                                      Please confirm that the inclusion of your CEO and CFO’s title was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

We confirm that the inclusion of our CEO and CFO’s titles in the introductory paragraphs of their certifications was not intended to limit the capacity in which such individuals provided the certifications. In future periodic reports, we will eliminate the reference to the CEO and CFO’s titles in the introductory paragraphs of such certifications.

We acknowledge the following:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (612) 661-3822 or Brian Wenger, our counsel, at (612) 977-8573.

Sincerely,

Alexander H. Ware
Executive Vice President and Chief
Financial Officer

cc:	Robert C. Pohlad
Chairman of the Board and Chief Executive Officer
Brian D. Wenger, Esq.